

Form C   Contact Us   **Invest Now**

A Universal Gaming Community and Web3 GameFi Marketplace.



Generating 60% More Income for Content Creators

Invest Now

Form C

PvP: The First True Social Gaming Community



PvP is a non-toxic, positive gamer social community where gamers connect!

Built for the future of gaming, web3, the creator economy and authentic social interactions with features such as:

- Community Governance
- Streaming, Video, Voice Chat and Content Tools for Creators
- Discoverability for Guilds and Squads via Premium Pages
- Gamer search, discovery, and showcasing of games and highlights across 100+ titles
- NFT Marketplace
- PvP Token

Gaming is Bigger than TV and Movies

Gaming is Bigger Than All Other Media Categories Combined and The Creator Economy is Exploding (BITKRAFT, Statistica)

- More than 95% of the gaming creator market is currently excluded and untapped.

- Blockchain games projected to represent as much as 19% of the global market by 2025 with a 100% CAGR.

The need for a universal gamer community remains unfulfilled

The world's 3.2B gamers are siloed by game, platform, skill level and within other social networks. There is currently no cross-game, cross-platform, cross-technology, social ecosystem.

- Current platforms in-equitably distribute ad dollars and revenue to a small percentage of well-known creators and influencers.

- Entrenched social media market leaders are centralized and not able to deliver a premium experience or meet the needs of the global gaming community.

3.2 billion gamers in the world need to connect with each other.

To pursue their individual aspirations of playing, streaming, discovering new games, trading, and constantly improving. **There is no single place that allows them to do this.**

Our Solution: Unite the

Global Gaming Community

PvP connects the world's gamers through the ONLY SOCIAL COMMUNITY where...

ALL GAMERS meet, connect, build, improve, and grow together, and Creators, Guilds, and Individuals build audiences and earn income.

The PvP Marketplace is the central hub that connects the PvP ecosystem of creators, gamers, publishers, and advertisers.

OVER 140,000 USERS ON OUR APPLICATION

We have multi-platform integrated technology through our mobile (iOS and Android) and desktop apps, our custom Twitch extension, and PvP Token going live on the Kava Layer 1 Blockchain.

Not to mention, we own the URL www.pvp.com and are building a global brand around it.

KPIs DURING BETA

Growth:
+719% Organic
Growth

Retention:
17% Above
Industry Average

Engagement:
>10 Minutes in
App Per Day (2x
Industry
Average)

GUILDS, CREATORS, AND GAMES

"Creators can keep up to 80% of the revenue they generate on PvP vs 50% or less on other platforms"

- Streaming Tools & Voice Chat

- Grow and Get Discovered

- Coordinate Open Lobbies with Multiple Games and Squads and Manage Cross-Play

- Twitch Integration

- Stake the PvP Token to Reward your Community and Benefit Financially

- Promote, Grow, and Manage your Community with Premium Community Pages

Gamers

"Gamers can earn incentives for participating via the PvP Token"

- Gamer-Tailored Profile Pages, News Feed, Search & Messaging
- Build squads and find relevant gamers who want to play, now or later.
- Content Search & Discover
- Live Voice Chat
- View-to-Earn Advertising

L1 Blockchain Partnership

Kava — PvP is building it's blockchain and PvP token initiatives with Kava Labs.

Kava is a lightning-fast Layer-1 blockchain featuring a developer-optimized co-chain architecture that combines the two most used permissionless ecosystems - Ethereum and Cosmos - into a single, scalable, network. Kava is also a Top 100 cryptocurrency in the world.

Campaign Vitals

Invest in A Universal Gaming Community and Web3 GameFi Marketplace.

Common Shares

Regulation CF

$1.37 Per Share

$1,200,000 Target Raise

$998.73
Minimum Investment

Series Seed
Funding Round

Time-Based Perks

*All perks will be delivered after the offering is
completed

Super Early Bird

Early Bird (15% Bonus

Early Adopters

Bird (20% Bonus Shares)

Invest within the first two weeks and receive **20% Bonus Shares**

(15% Bonus Shares)

Invest within the first four weeks and receive **15% Bonus Shares**

Adopters (10% Bonus Shares)

Invest within the first six weeks and receive **10% Bonus Shares**

Invest

Additional Bonus Shares Perks

We're excited to share an exclusive offer to earn bonus shares based on your investment amount. *all perks will be delivered after the offering is complete.

Tier 1
(5% Bonus
Shares)

Invest $1,500 and receive **5% in bonus Shares**

Invest

Tier 2
(10% Bonus
Shares)

Invest $5,000 and receive **10% in bonus Shares**

Invest

Tier 3

Tier 4

(15% Bonus Shares)

Invest $10,000 and receive **15% in bonus Shares**

(20% Bonus Shares)

Invest $25,000 and receive **20% in bonus Shares**

Invest

Invest

Competitive Landscape

We estimate our URL will be valued over 7 figures in coming years and differentiate ourselves from the competition based on social features, financial incentives and commitment to gamer community.

TEAM

Phil Stover

CEO & Co-Founder

Stephanie Nijssen

CMO

Chris Gray

CTO & Co-Founder

Marcella De Bie

HEAD OF INFLUENCER

Bartosz Hejman

LEAD DEVELOPER

ADVISORY BOARD & KEY INVESTORS

Monet Goode

FOUNDER

Emmett Marsh

DESIGN DIRECTOR

Eleanor Parks

SUSTAINABILITY DIRECT

FAQs

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

© PVP | All Rights Reserved

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company still in its early stages and has limited operating history.

The company was formed as a corporation in 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering Class B Common Stock in the amount of up to $2,055,000 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Competitors may be able to call on more resources than the company.

While the company believes that its social media platform is unique, it is not the only way that gamers can connect with each online, and the company has to compete with a number of other companies, including existing social media platforms and companies in the video game industry. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Expansion of our platform to larger number of users will pose challenges

As the number of gamers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that advantageous to the company.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our social media platform will be able to gain traction in the marketplace. It is possible that our platform will fail to gain market acceptance for any number of reasons. If our platforms fails to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The company has not yet been able to monetize the platform

As of the date of this offering, the company has not yet been able to monetize the platform. While the company is optimistic about its ability to monetize the platform, there is uncertainty if any of their planned monetization strategies will work.

The company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors the users of our platform. Further, any significant disruption in service on PvP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber attacks either on our technology provider or on PvP could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our user's data could impose liability upon the company

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums.

Risks Related to the Securities

Control by few shareholders

A substantial majority of the company's outstanding securities and votes carried by them are held by two shareholders and can therefore control the company. There are no guarantees that the position of these shareholders will always coincide with the opinion and interests of the other shareholders of the company.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. Moreover, as our business model involves in-person events to promote our products, any disruption to such events due to a public health crises could materially affect our ability to grow our business.

DISCLOSURES

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Contact information below is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.